

December 4, 2013

Via E-mail
Hai Tran
Chief Financial Officer and Treasurer
BioScrip, Inc.
100 Clearbrook Road
Elmsford, NY 10523

> **Re: BioScrip, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-28740**

Dear Mr. Tran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Diversified Payor Base, page 5

1. We note your disclosure that one payor accounted for 18% of consolidated revenue during the year ended December 31, 2012. Please revise your disclosure to identify this entity as required by Item 101(c)(vii) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 96

2. Please file your Employment Letter Agreement and Severance Agreement with David Evans and your Employment Letter Agreement with Vito Ponzio, Jr. as exhibits pursuant to Item 601(10)(b)(iii)(A) of Regulation S-K. Please also revise your exhibit index to incorporate by reference your Engagement Letter with Hai Tran.

<u>Signatures, page 102</u>

3. Please amend your Form 10-K to include the signature of your principal accounting officer, Patricia Bogusz, as required by General Instruction D(2) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Kimberlee C. Seah
        Senior Vice President and General Counsel
        BioScrip, Inc.
        100 Clearbrook Road
        Elmsford, NY 10523